Exhibit 99.1

Fusion Fuel Green PLC Announces Two Engineering Contracts Totaling Approximately $1.37 Million for Residential Developments in Dubai, United Arab Emirates

Dublin, Ireland, December 3, 2025 — Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), a full-service industrial gas solution provider in which the Company indirectly holds an ownership interest, has signed two new engineering contracts with a combined value of approximately $1.37 million from clients located in Dubai, with an additional estimated annual recurring revenue of $629,000 from Liquified Petroleum Gas (“LPG”) supply.

The two projects cover the design, construction, commissioning, and authority approvals for central LPG gas systems in two major residential developments. Revenue will be recognized in accordance with contractual progress milestones.

The first new LPG system engineering contract relates to a large mixed-use residential complex located in Motor City, Dubai, comprising seven residential towers, 2,900 residential units, 18 commercial boiler rooms, and 18 food and beverage units. The approximate project value (converted from AED) is $1.23 million. In addition, the project is expected to generate an estimated annual recurring operational revenue from LPG supply of approximately $630,000. Once in operation, this development is believed to represent the largest single complex in the Al Shola Gas portfolio.

The second new LPG system engineering contract relates to two residential buildings located in Al Furjan, Dubai, comprising 333 apartments, with a contract value of $136,000. This contract is the first project awarded to Al Shola Gas by the developer. The post-completion operational contract for LPG supply is still in discussion.

Both contracts were signed during the final week of November 2025, concluding a successful month during which Al Shola Gas signed several other new contracts valued at approximately $328,000.

“These project awards demonstrate the continued expansion of our engineered gas systems business in Dubai,” said Sanjeeb Safir, Managing Director of Al Shola Gas. “The Motor City development, in particular, significantly increases the scale of our operational portfolio, while the Al Furjan project reflects the ongoing diversification of our customer base in the UAE.”

ABOUT FUSION FUEL GREEN PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), and BioSteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects; the ability of the projects to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns in connection with the contemplated projects; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

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